Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, dated April 21, 2014) and related Prospectus of Pinnacle Entertainment, Inc. for the registration of up to 476,200 shares of its common stock and to the incorporation by reference therein of our reports dated February 28, 2013, with respect to the consolidated financial statements of Ameristar Casinos, Inc., and the effectiveness of internal control over financial reporting of Ameristar Casinos, Inc., included in the Amendment No. 2 to the Current Report on Form 8-K/A of Pinnacle Entertainment, Inc., filed on March 19, 2014 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

April 18, 2014